Thales Capital Partners LLC

Financial Report
December 31, 2020

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and CFTC Regulation 1.10(g) and 1.16.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thales Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue 4th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim O'Shea (312) 854-2685
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy O'Shea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thales Capital Partners LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

We make this filing without notarization due to the difficulties presented by the COVID-19 pandemic and subsequent lockdowns.

Contents

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Thales Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Thales Capital Partners, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Thales Capital Partners, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Thales Capital Partners, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Thales Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Thales Capital Partners, LLC's auditor since 2020.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2021

Thales Capital Partners LLC

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	285,008
Placement, referral and retainer fees receivable		2,361,022
Fixed assets		1,673
Prepaid expenses		3,156
Other assets		129
Total assets	$	2,650,988
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	212,740
Total liabilities		212,740
Member's equity		2,438,248
Total liabilities and member's equity	$	2,650,988

See Notes to Statement of Financial Condition.

Note 1. Nature of Organization and Significant Accounting Policies

Nature of organization: Thales Capital Partners LLC (the Company) is a Delaware Limited Liability Company formed on February 29, 2012 by Thales Associates LLC (the Member), as its sole member, and is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and as an independent introducing broker with the Commodity Futures Trading Commission (CFTC). The Company is a member the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA) and is also approved as a swap firm. The Company earns commissions and fees for introducing customer orders and placement of individuals and entities into managed accounts or funds.

As a registered broker-dealer, the Company is subject to SEC Rule 17a-5, which governs the financial statement reporting of brokers and dealers. Because the Company effects no financial transactions with customers and does not hold customer funds or securities it qualifies for an exemption, under Rule 15c3-3, from a portion of the requirements of Rule 17a-5 and Rule 15c3-3.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Recently adopted accounting policy: In February 2016, the FASB issued Accounting Standards Update No. 2016-02, *Leases* (*Topic 842*) (ASU 2016-02), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing agreements. Under ASU 2016-02, a lessee will recognize on the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. As of December 31, 2020, the Company has determined that it operates under an expense sharing agreement, which provides for basic office services but does not constitute a legal lease.

Recently issued accounting policy: In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal years beginning after December 15, 2019. Expected credit losses, on receivables will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company has completed their analysis as of December 31, 2020 related to the above noted financial assets within the scope of ASC 326 and identified no material current expected credit loss to be recorded.

Cash and cash equivalents: The Company considers interest bearing accounts with a maturity of 3 months or less to be cash equivalents.

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Nature of Organization and Significant Accounting Policies (Continued)

Revenue recognition:

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606), effective as of January 1, 2018.

The revenue recognition policies are as follows:

● Commissions and related clearing expenses are derived from introducing customer orders and are recorded and recognized on trade-date basis. The Company believes the performance obligation is satisfied on a trade date because that is when the underlying security is identified, the prices is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company issues an invoice with net 30 days terms. For the year ended December 31, 2020, no revenue was generated from commissions.

● Placement fees are negotiated with the manager of the fund or trader of the managed account and are derived from the management fee and the incentive fee, if applicable. These placement fees are based on contractual rates and are recognized as revenue over time as they relate specifically to the services provided in that period. Management fees are calculated monthly and incentive fees are calculated quarterly or bi-annually and then trued up annually if necessary.

● Retainer fees are initially a retainer fee to introduce the manager and trader to Registered Investment Advisors and could result in consulting fees that are similar to placement fees which are based on the management fees and incentive fees. Retainer fees are negotiated and recognized over the period of the contract as the performance obligation for these services is over time. Management fees are usually calculated monthly and incentive fees are calculated quarterly or bi-annually but trued up annually if necessary.

The Company has placement fees receivables, referral and retainer fees receivable at December 31, 2020 of $2,220,301, $54,221 and $86,500, respectively.

The Company has assessed the need for an allowance for doubtful accounts and determined it is currently not necessary.

Fixed assets: Fixed assets are stated at cost less accumulated depreciation. The Company provides depreciation as follows:

Asset	**Useful Life**	**Principal Method**
Computer hardware	5 years	Straight-line

Income taxes: The Company operates as a single member limited liability company and is treated as a disregarded entity for United States income tax reporting purposes. The Member is an LLC. Consequently, the Member recognizes profits and losses of the Company and any related tax liability thereon, in the Member's income tax returns.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-than-likely-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-than-likely-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain tax positions through December 31, 2020. The current and last three years remain subject to examination by the U.S. Federal and most state tax authority.

Note 2. Fixed Assets

Details of fixed assets at December 31, 2020 are as follows:

Computer hardware	$ 5,588
Less accumulated depreciation	(3,915)
Fixed assets, net	$ 1,673

Note 3. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

Note 4. Related Party

In May of 2015, the Company entered into an agreement with Thales Trading Solutions LLC (the Affiliate), an entity affiliated through common ownership, to provide certain management and office services to the Company for a fee. As of December 31, 2020, $9,680 is included as a liability pursuant to the sharing agreement under accounts payable and accrued expenses on the statement of financial condition. In addition, commissions payable of $169,731 is included as a liability under accounts payable and accrued expenses on the statement of financial condition which is related to its Affiliate.

Note 5. Net Capital Requirements

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act ("SEA"), and Regulation §1.17 of the Commodity Exchange Act ("Act"). Under these provisions, the Company must maintain net capital, as defined, of the greater of $45,000 or 6 2/3% of aggregated indebtedness, as defined in Rule 15c3-1(c) of the SEA. Further, the SEA requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $72,268 which was $27,268 in excess of its required net capital of $45,000. At December 31, 2020, the Company's net capital ratio was 2.94 to 1.

Note 6. Client Concentration

For the year ending December 31, 2020, a significant concentration of the Company’s placement and retainer fee revenue was earned from one client, exceeding 10% of the total placement and retainer fee revenue. Transactions with this client represents approximately 81% of the Company’s total placement and retainer fee revenue. Management does not consider any credit risk associated with this concentration to be significant.

Note 7. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. On January 13, 2021, February 18, 2021, and February 19, 2021, the Member contributed $50,000, $100,000 and $100,000, respectively.